                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13G


         Under the Securities Exchange Act of 1934 (Amendment No.1)*



                    Network Equipment Technologies, Inc.
- -------------------------------------------------------------------------------
                              (Name of Issuer)


                               Common Stock**
- -------------------------------------------------------------------------------
                       (Title Of Class of Securities)


                                  64120810
                            ---------------------
                               (CUSIP Number)

Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


- --------------------
/**/ Aggregate totals include both common stock directly and common stock held indirectly through ownership of common stock purchase warrants

- -------------------------------------------------------------------------------
CUSIP NO. 64120810                   13G                      PAGE 2 OF 7 PAGES
- -------------------------------------------------------------------------------


1    NAME OF REPORTING PERSONS.S OR I.R.S.
     IDENTIFICATION NO. OF ABOVE PERSON

              Merrill Lynch Asset Management, L.P./*/

- -------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   Joint Filing

                                                           (a) [_]
                                                           (b) [_]
- -------------------------------------------------------------------------------
3    SEC USE ONLY


- ------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
- ------------------------------------------------------------------------------
 NUMBER OF         5   SOLE VOTING POWER
  SHARES                   None
BENEFICIALLY
  OWNED BY    ----------------------------------------------------------------
   EACH            6   SHARED VOTING POWER
 REPORTING                 401,875
PERSON WITH
              ----------------------------------------------------------------
                   7   SOLE DISPOSITIVE POWER
                           None

              ----------------------------------------------------------------
                   8   SHARED DISPOSITIVE POWER
                           401,875

- ------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              401,875
- ------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

              N/A
- ------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              2.3%
- ------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

              IA,PN
- ------------------------------------------------------------------------------

                    *SEE INSTRUCTION BEFORE FILLING OUT!

- --------------------
* Merrill Lynch Asset Management, L.P., the general partner of which is Princeton Services, Inc., is the successor the Merrill Lynch Investment Management, Inc.

- -------------------------------------------------------------------------------
CUSIP NO. 64120810                   13G                     PAGE 3 OF 7 PAGES
- -------------------------------------------------------------------------------

1    NAME OF REPORTING PERSONS.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Merrill Lynch Growth Fund For Investment & Retirement

- -------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   Joint Filing
                                                           (a) [_]
                                                           (b) [_]
- -------------------------------------------------------------------------------
3    SEC USE ONLY


- -------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

              Massachusetts
- ------------------------------------------------------------------------------
 NUMBER OF         5   SOLE VOTING POWER
  SHARES                    None
BENEFICIALLY
 OWNED BY       --------------------------------------------------------------
   EACH            6   SHARED VOTING POWER
 REPORTING                  401,875
PERSON WITH
                --------------------------------------------------------------
                   7   SOLE DISPOSITIVE POWER
                            None

                --------------------------------------------------------------
                   8   SHARED DISPOSITIVE POWER
                            401,875

- ------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING  PERSON

              401,875
- ------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

              N/A
- ------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              2.3%
- ------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

              IV
- ------------------------------------------------------------------------------

                    *SEE INSTRUCTION BEFORE FILLING OUT!

                                SCHEDULE 13G


Item 1 (a)    Name of Issuer:
              ---------------

              Network Equipment Technologies, Inc.

Item 1 (b)    Address of Issuer's  Principal Executive Offices:
              -------------------------------------------------

              800 Saginaw DriveRedwood City, CA 94063

Item 2 (a)    Names of Persons Filing:
              -----------------------

              Merrill Lynch Asset Management, L.P.
              Merrill Lynch Growth Fund For Investment and Retirement

Item 2 (b)    Address of Principal Business Office, or, if None, Residence:
              -------------------------------------------------------------

              Merrill Lynch Asset Management, L.P.
              800 Scudders Mill Road
              Plainsboro, New Jersey  08536

              Merrill Lynch Growth Fund For investment and Retirement 800 Scudders Mill Road
              Plainsboro, New Jersey  08536

Item 2 (c)    Citizenship:
              -----------

              See Item 4 of Cover Pages

Item 2 (d)    Title of Class of Securities:
              ----------------------------

              Common Stock

Item 2 (e)    CUSIP Number:
              ------------

              64120810

Item 3

        Merrill Lynch Asset Management, L.P. (d/b/a Merrill Lynch Asset Management ("MLAM")) is an investment adviser registered under (S) 203 of the Investment Advisers Act of 1940. Merrill Lynch Growth Fund For Investment and Retirement (the "Fund") is an investment company registered under Section 8 of the Investment Company Act of 1940.

Item 4        Ownership
              ---------

              (a) Amount Beneficially Owned:

                               Page 4 of 7 Pages

        See Item 9 of Cover Pages. Pursuant to (S) 240.13d-4, MLAM and the Fund (the "Reporting Persons") disclaim beneficial ownership of the securities of Network Equipment Technologies, Inc. (the "Issuer") referred to herein, and the filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 (the "Act"), the beneficial owner of any securities of the Issuer covered by this statement.


              (b) Percent of Class:

                        See Item 11 of Cover Pages

              (c) Number of shares as to which such person has:

                    (i) sole power to vote or to direct the vote:

                        See Item 5 of Cover Pages

                    (ii) shared power to vote or to direct the vote:

                        See Item 6 of Cover Pages

                    (iii) sole power to dispose or to direct the disposition of:

                        See Item 7 of Cover Pages

                    (iv) shared power to dispose or to direct the disposition
                         of:

                        See Item 8 of Cover Pages

Item 5        Ownership of Five Percent or Less of a Class.
              --------------------------------------------

              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

Item 6        Ownership of More than Five Percent on Behalf of Another Person.
              ---------------------------------------------------------------

              Not Applicable

Item 7        Identification and Classification of the Subsidiary Which
              ---------------------------------------------------------
              Acquired the Security Being Reported on by the Parent Holding
              -------------------------------------------------------------
              Company.
              -------

              See Exhibit A

                               Page 5 of 7 Pages

Item 8        Identification and Classification of Members of the Group.
              ---------------------------------------------------------

              Not Applicable

Item 9        Notice of Dissolution of Group.
              -------------------------------

              Not Applicable


Item 10       Certification.
              -------------

        By signing below each of the undersigned certifies that, to the best of their knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature.
- ---------

        After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 14, 1994            Merrill Lynch Asset Management, L.P.
                                    By:  Princeton Services, Inc. (General
                                         Partner)


                                    /s/ David L. Dick
                                    --------------------------------
                                    Name: David L. Dick
                                    Title: Attorney-in-Fact*

                                    Merrill Lynch Growth Fund for Investment
                                      and Retirement

                                    /s/ David L. Dick
                                    --------------------------------
                                    Name: David L. Dick
                                    Title: Attorney-in-Fact**

________________
* Signed pursuant to a power of attorney, dated February 10, 1994, included as an exhibit to Schedule 13G filed with the Securities and Exchange Commission by Merrill Lynch & Co., Inc., et. al. on February 14, 1994 with respect to Dial REIT Inc.

** Signed pursuant to a power of attorney, dated February 10, 1994, included as an exhibit to Schedule 13G filed with the Securities and Exchange Commission by Merrill Lynch & Co., Inc., et. al. on February 14, 1994 with respect to Cirrus Logic Inc.

                               Page 6 of 7 Pages

                           Exhibit A to Schedule 13G
                           -------------------------

                   ITEM 7 DISCLOSURE RESPECTING SUBSIDIARIES
                   -----------------------------------------


        MLAM, a Delaware limited partnership with its principal place of business at 800 Scudders Mill Road, Plainsboro, New Jersey, is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. MLAM may be deemed the beneficial owner of 2.3% of the common stock outstanding of Network Equipment Technologies, Inc. as a result of acting as investment adviser to several investment companies registered under Section 8 of the Investment Company Act of 1940. No one investment company advised by MLAM owns more than 5% of the securities of Network Technologies, Inc.


                               Page 7 of 7 Pages